

MAIL STOP 3561

October 15, 2009

Mr. Zenggang Wang
China 3C Group
368 HuShu Nan Road
HangZhou City, Zhejiang Province, China 310014

      Re: China 3C Group
               Form 10-K
               Filed April 15, 2009
               File No. 000-28767
               Supplemental response letter
               Dated August 31, 2009

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Management's Report on Internal Control over Financial Reporting, page 30

1.   We note your response to our prior comments three and four. It appears that in prior periods you concluded that deficiencies in your internal controls associated with sales cut-off errors were not a material weakness because they did not result in material adjustments to your financial statements. However, a material

weakness is defined as a deficiency in internal control, such that there is a reasonable possibility that a material financial statement misstatement will not be prevented, or detected and corrected, on a timely basis. Please tell us how you considered the likelihood that this deficiency in your internal controls would result in a material misstatement of your financial statements in prior periods.

2.   We note your response to our prior comment six. As your response did not adequately address our comment, it will be reissued. It appears that the material weakness in your internal control over financial reporting (i.e. your financial reporting staff lacking technical accounting expertise regarding US GAAP and expertise regarding preparation of financial statements) would impact multiple areas of your financial statement preparation process. Please tell us how you address and overcome this type of pervasive material weakness in your financial reporting process.

Consolidated Financial Statements

Notes to Financial Statements

Note 7 – Income Tax, F-16

3.   We note your disclosure that operations in the United States have incurred net accumulated operating losses of approximately $2.4 million as of December 31, 2008 for income tax purposes. Please provide us with an explanation for this statement as it does not appear that you have operations in the United States.

4.   It appears that you have not met the disclosure requirements per paragraphs 43-49 of SFAS 109 and paragraphs 20-21 of FIN 48. Please provide us with a detailed analysis of how you evaluated the disclosure requirements of each paragraph referenced above, including the components of your deferred tax asset pursuant to paragraph 17 of SFAS 109.

Signatures

5.   We note your response to prior comment nine from our letter dated June 29, 2009. Please ensure that an amended Form 10-K includes Mr. Zhang's signature in his capacity as your principal accounting officer.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 20

6.   We note your response to our prior comment 12. Your response indicates that the increase in accounts receivable is due to the extended payment terms offered to your customers beginning in March 2009. Please provide us with a discussion of management's assessment of the timing and collectability of your accounts receivable balance. Your response should address the changes in your accounts receivable turnover ratio and days sales outstanding from December 31, 2008 through June 30, 2009 and an analysis of the factors contributing to these changes.

7.   We note your response to our prior comment 13 which attributes the increased inventory balance at March 31, 2009 to the sales cut-off error identified at December 31, 2008. As your response states that a correcting adjustment was recorded at December 31, 2008, it is not clear how this sales cut-off error would have resulted in an increase in inventory from December 31, 2008 to March 31, 2009. Please revise to clarify the cause of the increase in inventory.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 at with any other questions.

Sincerely,

Assistant Director

Cc: Tahra Wright
Fax: (212) 859-7354